UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

September 8, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is a description of the rights attached to the Registrant's securities which expands on the information contained in Item 10.B of Registrant's annual report on Form 20-F for the year ended December 31, 2010.  The description has been obtained from the Registrant's Amended and Restated Articles of Association, which were adopted at the Registrant's most recent annual general meeting. The attached is being incorporated by reference into Registrant's shelf prospectus to be published in Israel in order to satisfy applicable disclosure requirements in Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

Description of the Rights Attached to the Company's Shares

The following is a description of the ordinary shares of D. Medical Industry Ltd. (the "Company", "we", "our" and "us"). Our registered share capital is NIS 100,000,000 divided into 312,500,000 ordinary shares, of par value NIS 0.32 each ("Ordinary Shares").

Each issued Ordinary Share entitles the holder to the following rights:

(i) the equal right to participate in and vote at the Company's general meetings, whether ordinary meetings or special meetings, and each of the shares in the Company shall entitle the holder thereof, who is present at the meeting and participating in the vote, whether in person, or by proxy, to one vote;

(ii) the equal right to participate in any distribution ("Distribution"), as defined under the Israeli Companies Law, 1999 (the "Companies Law"); and

(iii) the equal right to participate in the distribution of assets available for distribution in the event of liquidation of the Company.

Our Ordinary Shares do not have preemptive rights, preferred rights or any other right to purchase the company's security. Neither our Amended and Restated Articles of Association (the "Articles") nor the laws of the State of Israel restrict the ownership or voting of ordinary shares by non-residents of Israel, except for subjects of countries which are enemies of Israel.

Register of Shareholders and the Issue of Share Certificates. A shareholder who is registered in our register of shareholders (the "Register") is entitled to receive from the Company, without payment and at such shareholder’s request, within a period of three months after the allocation or registration of the transfer, one share certificate with respect to all the shares registered in his name, which shall specify the aggregate number of the shares held by such shareholder. In the event of a jointly held share, the Company shall issue one share certificate for all the joint holders of the share, and the delivery of such certificate to one of the joint holders shall be deemed to be delivery to all of them.

Where two or more persons are registered as joint holders of a share, each of them may confirm the receipt of a dividend or other payments in connection with such share and his confirmation shall bind all the joint shareholders.

Calls for Payment. A shareholder shall not be entitled to his rights as shareholder, including to a dividend, unless said shareholder has paid all the amounts detailed in the calls made on him, together with interest, linkage and expenses, if any, unless otherwise determined in the conditions of the allocation.

Transfer of Shares. Subject to any applicable law and regulation, including the rules of any stock market in which the Company's shares are traded (the "Statutes") and subject to any applicable agreements or undertakings of any specific shareholder, the Ordinary Shares shall be freely transferable. Transfer of registered shares shall be made in writing or any other manner, in a form specified by the Company's board of directors (the "Board") or the transfer agent appointed by the Company, and such transfer form should be signed by both the transferee and the transferor and delivered to the registered office of the Company (the "Office") or to such transfer agent, together with the certificates of the shares due to be transferred, if such certificates have been issued. The transferee shall be deemed to be the shareholder with respect to the transferred shares only from the date of registration of his name in the Register. The Board may close the Register and suspend the registration of transfers for such period of time as the Board shall deem fit, provided that the period of closure of any such book shall not exceed 30 days each year. The Company shall notify the shareholders of such decision.

Transmission of Shares. In the case of the death, liquidation, bankruptcy, dissolution, winding-up or a similar occurrence of a shareholder, the legal successors of such shareholder shall be the only persons recognized by the Company as having any title to such shares, but nothing herein contained shall release the estate of the predecessor from any liability in respect of such shares. The legal successors may, upon producing such evidence of title as the Board shall require, be registered themselves as holders of the shares, or subject to the provisions as to transfers herein contained, transfer the same to some other person.

Alterations of the Registered Capital. Subject to the Statutes, a general meeting of shareholders may from time to time resolve to: (i) alter or add classes of shares that shall constitute the Company's authorized capital, including shares with preference rights, deferred rights, conversion rights or any other special rights or limitations; (ii) Increase the Company's registered share capital by creating new shares either of an existing class or of a new class; (iii) consolidate and/or split all or any of its share capital into shares of larger or smaller par value than the existing shares; (iv) cancel any registered shares not yet allocated, provided that the Company has made no commitment to allocate such shares; or (v) reduce the Company’s share capital and any reserved fund for redemption of capital.

 If as a result of a consolidation or split of shares authorized under the Articles, fractions of a Ordinary Shares will stand to the credit of any shareholder, the Board is authorized at its discretion, to act as follows: (i) determine that fractions of shares that do not entitle their owners to a whole Share, will be sold by the Company and that the consideration for the sale be paid to the beneficiaries, on terms the Board may determine; (ii) allot to every shareholder, who holds a fraction of a share resulting from a consolidation and/or split, shares of the class that existed prior to the consolidation and/or split, in a quantity that, when consolidated with the fraction, will constitute a whole Share, and such allotment will be considered valid immediately prior to the consolidation or split; (iii) determine the manner for paying the amounts to be paid for shares allotted in accordance item (ii) of this paragraph, including on account of bonus shares; and/or (iv) determine that the owners of fractions of shares will not be entitled to receive a whole Share in respect of a Share fraction or that they may receive a whole Share with a different par value than that of the fraction of a Share.

Except as otherwise provided by or pursuant to the Articles or by the conditions of issue, any new share capital shall be considered as part of the original share capital, and shall be subject to the same provisions of the Articles with reference to payment of calls, lien, transfer, transmission, forfeiture and otherwise, which applies to the original share

Modification of Class Rights. If at any time the share capital is divided into different classes of shares, any change to the rights and privileges of the holders of any such class of shares shall require the approval of a Class Meeting of such class of shares by a Simple Majority (unless otherwise provided by the Statutes or by the terms of issue of the shares of that class). The rights and privileges of the holders of any class of shares shall not be deemed to have been altered by creating or issuing shares of any class, including a new class (unless otherwise provided by the terms of issue of the shares of that class).

Distributions. The Board may decide on a distribution, subject to the provisions set forth under the Companies Law and the Articles. The Board will determine the method of payment of any Distribution. The receipt of the person whose name appears on the record date on the Register as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall serve as confirmation with respect to all the payments made in connection with that share and in respect of which the receipt was received. All dividends unclaimed after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed, provided however that the Company shall not be required to accept any claim made following the 7th anniversary of the declaration date, or an earlier date as may be determined by the Board. No unpaid dividend shall bear interest or accrue linkage differentials. For the purpose of implementing any resolution concerning any Distribution, the Board may settle, as it deems fit, any difficulty that may arise with respect to the Distribution, including determining the value for the purpose of the said Distribution of certain assets, and deciding that payments in cash shall be made to the Shareholders based on the value so determined, and determining provisions with respect to fractions of shares or with respect to the non-payment of small sums.

Board of Directors, Composition and Election of Directors. The Board shall have and execute all powers and/or responsibilities allocated to the Board by the Statutes and the Articles, including setting the Company’s policies and supervision over the execution of the powers and responsibilities of the Company's chief executive officer. The Board may execute any power of the Company that is not specifically allocated by the Statutes or by the Articles to another organ of the Company.

The number of directors on the Board shall be not less than three (3) but not more than eleven (11) and shall include: two external directors (as defined under the Companies Law), up to three directors from Class A, up to three directors from Class B, and up to three directors from Class C.

The directors of the Company shall be elected only at the Company's annual meeting of shareholders by a simple majority, i.e. a majority of more than 50% of the votes cast by those shareholders present and voting, not taking into consideration abstentions ("Simple Majority"). The directors hall not be elected at a special meeting, except as otherwise provided in the Articles or by the Statutes.

Other than external directors, the Board shall be divided into three classes – Class A, Class B and Class C. Except for external directors, the directors shall serve in office until the end of the third annual meeting after the meeting at which they were elected. A director whose term of office has expired may be re-elected.

A general meeting may dismiss a director during the term only by a majority of seventy five percent (75%) or more of the votes cast by those shareholders present and voting, not taking into consideration abstentions ("Supermajority") vote, except for external directors - who may be dismissed only as set forth under the Companies Law.

Should a general meeting not elect the number of new directors that were scheduled to be elected at such meeting from a certain class, the Board may fill the vacancy according to the provisions of the Articles.

General Meeting. Annual general meetings shall be held at least once a calendar year, at such place and time as determined by the Board, but not later than fifteen (15) months after the last annual general meeting. Such general meetings shall be called "Annual Meetings" and all other general meetings of the Company shall be called "Special Meetings". The Annual Meeting shall review the Company's financial statements and shall transact any other business required pursuant to the Articles or to the Companies Law, and any other matter as shall be determined by the Board. The Board may convene a Special Meeting by its resolution, and is required to convene a Special Meeting should it receive a request, in writing, from a person or persons entitled, under the Companies Law, to request such meeting.

Any request for convening a meeting must specify the purposes for which the meeting is to be called, shall be signed by the persons requesting the meeting, and shall be delivered to the Company's registered offices. In addition, subject to the Law, the Board may accept a request of a shareholder holding not less than 1% of the voting rights at the general meeting to include a subject in the agenda of a general meeting, provided that such subject is a proper subject for action by shareholders under the Companies Law and the Articles and only if the request also sets forth the details

General Meeting's Agenda. Subject to applicable law, the Board shall determine the agenda of any general meeting.

Notice of General Meeting. Unless otherwise required by the Companies Law and these Articles, the Company is not required to give notice under Section 69 of the Companies Law.

Votes of Shareholders. All resolutions proposed at any general meeting will require a Simple Majority, unless otherwise required by the Statutes or these Articles. Except as otherwise required by the Statues or these Articles, alteration or amendment of these Articles shall require a Simple Majority. A declaration by the chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or rejected, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be prima facie evidence thereof. The chairman of the meeting will not have a second and/or a casting vote. If the vote is tied with regard to a certain proposed resolution such proposal shall be deemed rejected. If two or more persons are jointly entitled to a share, the vote of the senior one who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

A proxy need not be a Shareholder of the Company. The instrument appointing a proxy shall be in writing signed by the appointer or of his attorney-in-fact duly authorized in writing. A corporate entity shall vote by a representative duly appointed in writing by such entity. Any instrument appointing a proxy or a representative of a corporate entity (whether for a specified meeting or otherwise) shall be in a form satisfactory to the Company. Unless otherwise determined by the Board, the instrument of appointment must be submitted to the Office no later than 48 hours prior to the first general meeting to be attended by such proxy or representative. The instrument of appointment shall automatically terminate and cease to be of any force or affect on the anniversary (12 months) of the date of the instrument of appointment, unless such instrument sets out a different expiry date. A proxy may be appointed in respect of only some of the shares held by a Shareholder, and a Shareholder may appoint more than one proxy, each empowered to vote by virtue of a portion of the shares.

A shareholder being of unsound mind or pronounced to be unfit to vote by a competent court of law may vote through a legally appointed guardian or any other representative appointed by a court of law to vote on behalf of such Shareholder. A shareholder entitled to vote may signify in writing his approval of, or dissent from, or may abstain from any resolution included in a proxy instrument furnished by the Company. A proxy instrument may include resolutions pertaining to such issues which are permitted to be included in a proxy instrument according to the Statutes, and such other issues which the Board may decide, in a certain instance or in general, to allow voting through a proxy. A Shareholder voting through a proxy instrument shall be taken into account in determining the presence of a quorum as if such Shareholder is present at the meeting.

The chairman of the general meeting shall be responsible for recording the minutes of the general meeting and any resolution adopted.

The provisions of the Articles relating to general meetings shall, mutatis mutandis, apply to Class Meetings.

Notices. Subject to the Statutes, notice or any other document which the Company shall deliver and which it is entitled or required to give pursuant to the provisions of the Articles and/or the Statutes shall be delivered by the Company to any person, in any one of the following manners as the Company may choose: in person, by mail, transmission by fax or by electronic form. Any notice or other document which shall be sent shall be deemed to have reached its destination on the third day after the day of mailing if sent by registered mail or regular mail, or on the first day after transmission if delivered in person, transmitted by fax or electronic form. Should it be required to prove delivery, it shall be sufficient to prove that the notice or document sent contains the correct mailing, e-mail, or fax details as registered in the Register or any other address which the shareholder submitted in writing to the Company as the address and fax or e-mail details for the submission of notices or other documents. Notwithstanding anything to the contrary contained herein and subject to the provisions of the Statutes, a notice to a shareholder may be served, as general notice to all shareholders, in accordance with applicable rules and regulations of any stock market upon which the Company’s shares are listed. In cases where it is necessary to give advance notice of a particular number of days or notice which shall remain in effect for a particular period, the day the notice was sent shall be excluded and the scheduled day of the meeting or the last date of the period shall be included in the count.

Subject to the Statutes, the Company shall not be required to send notices to any shareholder who is not registered in the Register or has not provided the Company with accurate and sufficient mailing details.

Any notice to be given to the Shareholders shall be given, with respect to joint shareholders, to the person whose name appears first in the Register as the holder of the said share, and any notice so given shall be sufficient notice for all holders of the said share.

Any notice or other document served upon or sent to any Shareholder in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Company received notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service or sending on or to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

The accidental omission to give notice to any Shareholder or the non-receipt of any such notice shall not cancel or annul any actions made in reliance on the notice.

Transfer Agent. American Stock Transfer & Trust Company, LLC acts as our transfer agent.